UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

Crosstex Energy, Inc.
————————————————————————————————————
(Name of Issuer)

Common Stock, $0.01 par value
————————————————————————————————————
(Title of Class of Securities)

22765Y 10 4
————————————————————————————————————
(CUSIP Number)

with a copy to:

David C. Kuehl
c/o Lubar & Co., Incorporated
700 North Water Street, Suite 1200
Milwaukee, Wisconsin 53202
(414) 291-9000
————————————————————————————————————
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 21, 2011
————————————————————————————————————
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person Sheldon B. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 18,605 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8.	Shared Voting Power 2,528,433 (See Item 5)
REPORTING PERSON WITH	9.	Sole Dispositive Power 18,605 (See Item 5)
	10.	Shared Dispositive Power 2,528,433 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,547,038 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.4% (See Item 5)
14.	Type of Reporting Person IN

CUSIP No. 22765Y 10 4
1.	Names of Reporting Person David J. Lubar I.R.S. Identification Nos. of Above Person (Entities Only)
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Source of Funds PF and OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization USA

	7.	Sole Voting Power 0 (See Item 5)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH	8.	Shared Voting Power 2,528,433 (See Item 5)
REPORTING PERSON WITH	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 2,528,433 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,528,433 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Item 5)
13.	Percent of Class Represented by Amount in Row (11) 5.4% (See Item 5)
14.	Type of Reporting Person IN

Explanatory Note:

This Amendment No. 2 amends and supplements the Schedule 13D filed on January 22, 2009 by Sheldon B. Lubar and David J. Lubar (the "Schedule 13D"), as amended by Amendment No. 1 filed on February 25, 2009 by Sheldon B. Lubar and David J. Lubar ("Amendment No. 1"), and it is being filed to reflect the transfer of 127,800 shares of Issuer Common Stock from Lubar Nominees to The Lubar Family Foundation, Inc. on December 21, 2011.  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D and Amendment No. 1.  Capitalized terms used but not otherwise defined in this document have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby deleted and replaced with the following:

As of December 31, 2011, the Issuer has issued to Sheldon B. Lubar 18,605 shares of Issuer Common Stock.

As of December 31, 2011, Lubar Nominees, a Wisconsin general partnership, holds 1,865,162 shares of Issuer Common Stock.  Such shares were purchased from the Issuer or from shareholders of the Issuer, for cash from the personal funds of Lubar Nominees' general partners and other members of the Lubar family and family trusts for whom Lubar Nominees holds shares.  The Reporting Persons are general partners of Lubar Nominees, and as a result the Reporting Persons may be deemed to beneficially own the shares of Issuer Common Stock held by Lubar Nominees.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees except to the extent of his pecuniary interest therein.

As of December 31, 2011, The Lubar Family Foundation, Inc. ("LFF"), a Wisconsin non-stock corporation, holds 127,800 shares of Issuer Common Stock.  Such shares were gifted from Lubar Nominees.  The Reporting Persons are directors of LFF, and as a result the Reporting Persons may be deemed to beneficially own the shares of Issuer Common Stock held by LFF.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by LFF except to the extent of his pecuniary interest therein.

As of December 31, 2011, Lubar Equity Fund, LLC ("LEF"), a Wisconsin limited liability company, had purchased 535,471 shares of Issuer Common Stock.  Such shares were purchased from the Issuer in private placements or from shareholders of the Issuer in private transactions, for cash from the working capital of LEF.  The Reporting Persons are the directors and officers of Lubar & Co., Incorporated, the manager of LEF, and as a result may be deemed to beneficially own the shares of Issuer Common Stock held by LEF.  Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by LEF except to the extent of his pecuniary interest therein.

Item 5.  Interest in Securities of the Issuer

Sheldon B. Lubar beneficially owns 18,605 shares of Issuer Common Stock with sole voting and dispositive power, and he beneficially owns 2,528,433 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,865,162 shares held by Lubar Nominees, 127,800 shares held by LFF and 535,471 shares held by LEF.  In the aggregate, Sheldon B. Lubar beneficially owns 2,547,038 shares of Issuer Common Stock, representing 5.4% of the outstanding shares of Issuer Common Stock (based on 47,187,511 shares of Issuer Common Stock outstanding on October 21, 2011, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011).

David J. Lubar beneficially owns 2,528,433 shares of Issuer Common Stock with shared voting and dispositive power, consisting of 1,865,162 shares held by Lubar Nominees, 127,800 shares held by LFF and 535,471 shares held by LEF, representing 5.4% of the outstanding shares of Issuer Common Stock (based on 47,187,511 shares of Issuer Common Stock outstanding on October 21, 2011, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on November 4, 2011).

Each of Sheldon B. Lubar and David J. Lubar disclaims beneficial ownership of all shares of Issuer Common Stock held by Lubar Nominees, LFF or LEF except to the extent of his pecuniary interest therein.

On December 21, 2011, 127,800 shares of Issuer Common Stock were transferred from Lubar Nominees to LFF.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 18, 2012.

/s/ Sheldon B. Lubar Sheldon B. Lubar
/s/ David J. Lubar David J. Lubar